UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
Commission file number 1-14959 Brady Corporation

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BRADY MATCHED 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BRADY CORPORATION
6555 WEST GOOD HOPE ROAD
PO BOX 571
MILWAUKEE WI 53202-0571

Brady Matched 401(k) Plan
Financial Statements as of and for the Years Ended December 31, 2012 and 2011, Supplemental Schedule as of December 31, 2012, and Report of Independent Registered Public Accounting Firm

BRADY MATCHED 401(k) PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

Report of Independent Registered Public Accounting Firm

Retirement Committee
Brady Matched 401(k) Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Brady Matched 401(k) Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the years ended December 31, 2012 and 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Brady Matched 401(k) Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 and 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CliftonLarsonAllen LLP
Milwaukee, Wisconsin
June 25, 2013

BRADY MATCHED 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012 and 2011

	2012	2011
ASSETS
Investments - at fair value	$177,674,450	$159,385,286
Cash	68,684	44,526
Receivables
Company contributions	1,054,438	934,524
Other	—	55,144
Notes receivable from participants	3,041,438	3,225,308
Total receivables	4,095,876	4,214,976
Total assets	181,839,010	163,644,788
LIABILITIES — excess contributions payable	(2,481)
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	181,836,529	163,644,788
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(685,203)	(621,779)
NET ASSETS AVAILABLE FOR BENEFITS	$181,151,326	$163,023,009
The accompanying notes are an integral part of the financial statements.

BRADY MATCHED 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2012 and 2011

	2012	2011
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions
Participant	$8,466,810	$8,130,759
Company	4,139,668	4,211,835
Rollover	128,148	406,394
Total contributions	12,734,626	12,748,988
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	16,672,285	(7,307,220)
Dividends	3,693,191	2,964,919
Net investment income (loss)	20,365,476	(4,342,301)
Interest income from notes receivable from participants	116,466	114,458
Transfers of assets from affiliated plans	—	143
Total additions	33,216,568	8,521,288
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	14,625,079	11,791,034
Administrative expenses	463,172	464,124
Total deductions	15,088,251	12,255,158
NET INCREASE (DECREASE)	18,128,317	(3,733,870)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	163,023,009	166,756,879
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$181,151,326	$163,023,009
The accompanying notes are an integral part of the financial statements.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
NOTE 1—DESCRIPTION OF THE PLAN
The following description of the Brady Matched 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan, which provides retirement benefits to substantially all full-time employees of Brady Corporation (the Company). The Plan does not provide benefits for employees covered by a collective bargaining agreement, leased employees, non-resident aliens, co-op students, on-call employees or interns. An employee may become a participant in the Plan on the employee’s initial date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Each year, participants may contribute up to 50% of their annual base compensation subject to the Internal Revenue Code (IRC) limitations. These voluntary contributions can be withdrawn in whole or part in the event of qualifying emergencies (as defined by the Plan), subject to certain restrictions. The Company is required to contribute a 100% matching contribution of the first 3% and 50% of the next 2% that a participant contributes, subject to compensation limits of $250,000 for calendar year 2012, adjusted for inflation. Participants self-direct all participant and Company contributions.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution (net of participant forfeitures) and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
For any newly eligible participant, the Plan will automatically withhold 3% of the employee’s pay, on a pre-tax basis, unless a waiver form to opt-out of the plan is completed by the employee within ninety days of their hire date. The withheld funds will be deposited into an account under the employee’s name in the Plan.

Investments
Investment options include various mutual funds, a common collective trust fund, two money market funds, and Brady Corporation Class A Non-Voting Common Stock.
Vesting
The Plan provides for full vesting of participants’ contributions from the date they are made. Company contributions will become vested after a two-year period of continuous service. The participants’ share of the Company contribution becomes fully vested, in any event, upon normal retirement at age 65, termination due to permanent or total disability or death, or a plan termination.
Participants may withdraw their vested interests upon retirement, approved hardship withdrawal, death, disability, or other termination of employment. Withdrawals are made at the participant’s option in the form of a lump sum, installments, or in-kind in shares of Brady Corporation Class A Non-Voting Common Stock.
Notes Receivable from Participants
Participants may borrow up to 50% of their vested account balance. Individual loan amounts must be at least $1,000; however, aggregate loan amounts may not exceed $50,000. The interest rate for the loans is the prime rate. Loan terms may range from one to five years, or longer if for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. As of December 31, 2012, the interest rates on outstanding loans range from 3.25% to 9.00%.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 1—DESCRIPTION OF THE PLAN (continued)

Payment of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installments over a specified period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
Forfeited Accounts
At December 31, 2012 and 2011, forfeited non-vested accounts totaled $96,711 and $55,144, respectively. These amounts were used to reduce Company contribution receivables as of December 31, 2012 and 2011.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits for a defined contribution plan attributable for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan utilizes various investment instruments, including various mutual funds, a common collective trust fund, two money market funds, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 4.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses
Administrative expenses are paid by the Plan. This includes administrative, investment management, audit, legal and other miscellaneous fees of the Plan.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Payment of Benefits
Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid as of December 31, 2012 and 2011.
Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the IRC limits to the contributing participants. There were excess contributions of $2,481 and $0 for the years ended December 31, 2012 and 2011, respectively.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 3—INVESTMENTS
The fair value of individual investments held which exceeded 5% of the net assets available for benefits at December 31, 2012 and 2011, was as follows:

	2012		2011
Growth Fund of America	$27,173,134		$23,728,153
PNC Investment Contract Fund*	18,769,641	**	18,936,617	**
Vanguard Total Bond Market Index Fund	17,170,399		15,519,578
Vanguard Institutional Index Fund	15,042,322		13,284,114
Fidelity Diversified International Fund	11,735,456		9,910,022
T. Rowe Price Retirement 2030	10,760,863		9,082,428
Vanguard Prime Money Market Fund	10,274,398		11,061,790
LSV Value Equity Fund	9,782,211		8,935,661

*	Party-in-interest in the Plan.

**	This represents contract value which differs from fair value as noted in the supplemental schedule.
During the years ended December 31, 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011
Mutual funds	$16,071,311	$(7,602,060)
Common collective trust fund	366,632	424,515
Brady Corporation common stock	234,342	(129,675)
Net appreciation (depreciation) in fair value of investments	$16,672,285	$(7,307,220)

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 4—FAIR VALUE MEASUREMENT

Accounting principles generally accepted in the United States of America (GAAP) establishes a hierarchal disclosure framework which prioritizes and ranks the level of observable inputs used in measuring fair value.

Additionally, GAAP defines fair value as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Plan primarily applies the market approach for recurring fair value measurements and attempts to utilize the best available information. Accordingly, the Plan also utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observability of those inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The Plan's assets measured at fair market value are classified in one of the following categories:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -	Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any inputs that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 4—FAIR VALUE MEASUREMENT (continued)
The following is a description of the valuation methodologies used for assets measured at fair value.
Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common stock is valued at quoted market prices.
The common collective trust fund is valued at the net asset value of the fund based on the fair value of the underlying investments and then adjusted by the issuer to contract value. The objectives of the common collective trust fund are to maximize current income, while maintaining principal and to provide for withdrawals for certain participant-initiated transactions under a plan without penalty or adjustments. The collective trust fund does not have a finite life, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.
The money market fund is valued at a stable $1.00 net asset value which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Mutual funds
Growth funds	$34,706,363	$—	$—	$34,706,363
Balanced funds	15,042,322	—	—	15,042,322
Value funds	16,924,835	—	—	16,924,835
International funds	20,788,231	—	—	20,788,231
Target date funds	34,373,790	—	—	34,373,790
Bond funds	18,104,121	—	—	18,104,121
Other funds	3,830,931	—	—	3,830,931
Money market funds	—	10,279,219	—	10,279,219
Brady common stock	4,169,794	—	—	4,169,794
Common collective trust fund	—	19,454,844	—	19,454,844
Total	$147,940,387	$29,734,063	$—	$177,674,450

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 4—FAIR VALUE MEASUREMENT (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011.

	Level 1	Level 2	Level 3	Total
Mutual funds
Growth funds	$30,930,343	$—	$—	$30,930,343
Balanced funds	13,284,114	—	—	13,284,114
Value funds	15,517,530	—	—	15,517,530
International funds	17,424,540	—	—	17,424,540
Target date funds	28,309,810	—	—	28,309,810
Bond funds	15,519,578	—	—	15,519,578
Other funds	3,616,865	—	—	3,616,865
Money market funds	—	11,070,909	—	11,070,909
Brady common stock	4,153,201	—	—	4,153,201
Common collective trust fund	—	19,558,396	—	19,558,396
Total	$128,755,981	$30,629,305	$—	$159,385,286

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 5—PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in unvested Company matching contributions in their accounts.
NOTE 6—FEDERAL INCOME TAX STATUS
The Plan uses a prototype plan document sponsored by PNC Bank (PNC or the Trustee). PNC received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.
NOTE 7—EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Plan invests in Company common stock. In addition, certain plan investments represent shares of mutual funds and a common collective trust fund managed by the Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.
At December 31, 2012 and 2011, the Plan held 124,844 and 131,555 shares, respectively, of common stock of Brady Corporation, with a cost basis of $2,995,161 and $3,182,618, respectively. During the years ended December 31, 2012 and 2011, the Plan recorded dividend income from the common stock of Brady Corporation of $97,111 and $91,377, respectively.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
NOTE 8—RECONCILIATION TO FORM 5500
Net assets available for benefits in the accompanying financial statements are reported at contract value; however, they are recorded at fair value in the Plan’s Form 5500.
The following table reconciles net assets available for benefits per the financial statements to the Plan’s Form 5500 as of December 31:

	2012	2011
Net assets available for benefits per financial statements	$181,151,326	$163,023,009
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	685,203	621,779
Amounts reported per Form 5500	$181,836,529	$163,644,788

The following table reconciles the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31:

	2012	2011
Increase (decrease) in net assets available for benefits per financial statements	$18,128,317	$(3,733,870)
Adjustment from contract value to fair value for fully benefit-responsive investment contract at end of year	685,203	621,779
Adjustment from contract value to fair value for fully benefit-responsive investment contract at beginning of year	(621,779)	(378,761)
Transfer of assets to Plan	—	(143)
Amounts reported per Form 5500	$18,191,741	$(3,490,995)

NOTE 9—SUBSEQUENT EVENTS
Management evaluated subsequent events through June 25, 2013, the date the financial statements were issued. Events or transactions occurring after December 31, 2012, but prior to June 25, 2013 that provide additional evidence about conditions that existed at December 31, 2012 have been recognized in the financial statements for the year ended December 31, 2012. Events or transactions that provided evidence about conditions that did not exist at December 31, 2012 but arose before the financial statements were issued, have not been recognized in the financial statements for the year ended December 31, 2012.
This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

BRADY MATCHED 401(k) PLAN
SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012
EIN #: 39-0178960
Plan #: 003

Description	Fair Value
MUTUAL FUNDS
Growth Fund of America	$27,173,134
Fidelity Diversified International Fund	11,735,456
BlackRock Small Cap Growth*	7,533,229
American Century Small Cap Val Fund	7,142,624
LSV Value Equity Fund	9,782,211
T. Rowe Price Retirement 2010	4,824,707
T. Rowe Price Retirement 2020	7,999,361
T. Rowe Price Retirement 2030	10,760,863
T. Rowe Price Retirement 2040	8,370,201
T. Rowe Price Retirement 2050	2,418,658
Oppenheimer Developing Markets	9,052,775
PIMCO CommoditiesPLUS Strategy Fund	3,830,931
Vanguard Institutional Index Fund	15,042,322
Vanguard Total Bond Market Index Fund	17,170,399
MFS Emerging Market Debt Fund	933,722

143,770,593

COMMON COLLECTIVE TRUST FUND
PNC Investment Contract Fund*	19,454,844

MONEY MARKET FUNDS
Vanguard Prime Money Market Fund	10,274,398
Brady Stock Liquidity Fund*	4,821

10,279,219

COMMON STOCK
Brady Corporation Class A Non-voting*	4,169,794

NOTES RECEIVABLE from PARTICIPANTS, at various interest rates and due through March 28, 2042*	3,041,438

TOTAL ASSETS (HELD AT END OF YEAR)	$180,715,888

*	Party-in-interest in the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRADY MATCHED 401(k) PLAN

Date: June 25, 2013	/s/ WENDY SALMON
Wendy Salmon
Plan Administrative Committee Member